Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Liberty Electric Cars Limited

We have audited the accompanying consolidated balance sheet of Liberty Electric Cars Limited (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended were in conformity with U.S. generally accepted accounting principles.

     /s/ Sam Kan & Company

__________________________

Sam Kan & Company

June 27, 2012

Alameda, California

Liberty Electric Cars Limited

Consolidated Balance Sheets

	December 31,	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$35,449	$91,145
Accounts receivable	318,792	50,864
Grant receivable	-	279,808
Other assets	15,312	8,475
Inventory	4,613	-
Total current assets	374,166	430,292

Investment	378,601	154,679
Fixed assets, net	124,430	-
Total assets	$877,197	$584,971

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable	$133,721	$-
Taxes payable	181,833	-
Lease payable (current)	3,706	4,810
Loan payable (current)	69,539
Salary payable	1,069,020	695,154
Vehicle deposit	69,539	69,606
Accrued expenses and other liabilities	147,616	-
Total current liabilities	1,674,974	769,570

Lease payable (non-current)	-	2,767
Total liabilities	1,674,974	772,337

Stockholders’ deficit
Common stock, $.000015 par value; 25,000,000 shares authorized, 29,726,669 and 18,048,805 shares issued and outstanding on December 31, 2011 and December 31, 2010	459	270
Additional paid in capital	1,912,637	1,847,718
Accumulated deficit	(2,870,869)	(2,184,076)
Accumulated other comprehensive income	159,996	148,722
Total stockholders’ deficit	(797,777)	(187,366)

Total liabilities and stockholders’ deficit	$877,197	$584,971

See accompanying notes to financial statements

Liberty Electric Cars Limited

Consolidated Statements of Operations

	For the year ended December 31,	For the year ended December 31,
	2011	2010
Revenue
Grant income	$-	$618,412
Service income	1,163,964	231,870
Total revenue	1,163,964	850,282

Cost of sales	81,876	-

Gross profit	1,082,088	850,282

Operating expenses
Research and development	741,744	1,394,107
Sales and marketing	14,360	48,631
General and administrative	1,159,629	159,354
Total operating expenses	1,915,734	1,602,092

Loss from operations	(833,646)	(751,810)

Other income (expenses)
Other income (expenses)	149,485	-
Interest expense	(2,632)	(943)
Total other income (expenses)	146,853	(943)

Net loss applicable to common shareholders	(686,793)	(752,753)

Other comprehensive income (loss)
Foreign currency translation	11,274	5,717
Total comprehensive income (loss)	11,274	5,717

Net loss	$(675,519)	$(747,036)

Basic and diluted loss per common share	$(0.03)	$(0.04)

Weighted average shares outstanding	22,968,281	17,657,383

See accompanying notes to financial statements

Liberty Electric Cars Limited

Consolidated Statements of Stockholders' Deficit and Comprehensive Income (Loss)

					Accumulated
			Additional		Other
	Common Stock		Paid	Accumulated	Comprehensive
	Shares	Amount	in Capital	Deficit	Income (Loss)	Total
Balance, December 31, 2008	11,829,100	$171	$394,918	$(784,233)	$172,326	$(216,818)

Issuance of shares – private placement	4,944,196	79	677,544	-	-	677,623
Other comprehensive loss	-	-	-	-	(29,321)	(29,321)
Net loss for the year ended December 31, 2009	-	-	-	(647,090)	-	(647,090)
Balance, December 31, 2009	16,773,296	250	1,072,462	(1,431,323)	143,005	(215,606)

Issuance of shares – private placement	1,275,509	20	775,256	-	-	775,276
Other comprehensive loss	-	-	-	-	5,717	5,717
Net loss for the year ended December 31, 2010	-	-	-	(752,753)	-	(752,753)
Balance, December 31, 2010	18,048,805	$270	$1,847,718	$(2,184,076)	$148,722	$(187,366)

Issuance of shares – private placement	11,677,864	189	64,919	-	-	65,108
Other comprehensive loss	-	-	-	-	11,274	11,274
Net income (loss) for the year ended December 31, 2011	-	-	-	(686,793)	-	(686,793)
Balance, December 31, 2011	29,726,669	$459	$1,912,637	$(2,870,869)	$159,996	$(797,777)

See accompanying notes to financial statements

Liberty Electric Cars Limited

Consolidated Statements of Cash Flows

	For the year ended December 31,	For the year ended December 31,
	2011	2010
Cash flows from operating activities:
Net income (loss) from operations	$(686,793)	$(752,753)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation	28,690	-
Changes in operating assets and liabilities:
Accounts receivable	(267,928)	(49,416)
Grant receivable	279,808	(113,856)
Other receivable	(6,837)	39,866
Inventory	(4,613)	-
Accounts payable	133,721	(51,492)
PAYE payable	-	-
Taxes payable	181,833	-
Salary payable	373,866	121,015
Lease payable	(3,871)	(4,205)
Vehicle deposit	(67)	69,606
Accrued expenses and other liabilities	147,616	-
Net cash provided by (used in) operating activities	175,425	(741,235)

Cash flows from investing activities:
Investment	(223,922)	(154,679)
Fixed asset	(153,120)	-
Net cash used in investing activities	(377,042)	(154,679)

Cash flows from financing activities:
Proceeds from notes payable	69,539
Proceeds from issuance of common stock	65,108	775,276
Net cash provided by financing activities	134,647	775,276

Effect of exchange rate changes on cash and cash equivalents	11,274	5,717

Net change in cash and cash equivalents	(55,696)	(114,921)

Cash and cash equivalents at the beginning of the period	91,145	206,066

Cash and cash equivalents at the end of the period	$35,449	$91,145

Supplemental disclosure of cash flow information:
Cash paid for taxes	$-	$-
Cash paid for interest	$958	$943

See accompanying notes to financial statements

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Business and Trade Name

Liberty Electric Cars Limited (hereinafter the “Company”) was incorporated on November 10, 2006 in England and Wales with the registered number 05994519 under the name of The Good Club Limited. On February 12, 2008 the company changed its name to Liberty Europe Electric Cars Limited before settling on its current name on May 18, 2009.

In June 2009 Liberty joined the Evadine (Switch EV) project. The North East’s Switch EV electric vehicle trial is one of eight UK trials of electric & hybrid vehicles funded by the Technology Strategy Board’s £25m Ultra Low Carbon Vehicle Demonstrator Programme. This programme is part of the UK’s strategy to reduce carbon emissions from car and light commercial vehicle use which currently makes up 13% of the UK’s carbon emissions. The programme’s primary objective is to understand what barriers there are to mass adoption of ultra low carbon vehicles such as electric cars. Switch EV is a consortium lead by Nissan which sees Newcastle University, AVID Vehicles, Liberty Electric Cars, Smith Electric Vehicles and Simon Bailes Peugeot working together to deliver 44 new and innovative electric vehicles onto the roads of the North East. The trial started in November 2010 and extends until May 2013. In that time members of the general public are invited to use the vehicles for 6 months as they would their conventional petrol or diesel powered cars.

The trial is somewhat unique nationally in that it is operating in conjunction with the Charge Your Car ‘Plugged in Places’ project, which is installing publically accessible charging infrastructure for EV drivers throughout the region. Drivers of the Switch EV vehicles will now have real options about when and where they charge up. Their homes can be equipped with the latest domestic charging units; they can also have access to the on street charging posts or take advantage of the fast chargers being installed around the region. These enable the cars to be 80% charged in about 20 minutes. This infrastructure environment enables the research team at Newcastle University to confirm the performance and suitability of the vehicles and infrastructure, and understand the perceptions of the drivers over their 6 months experience of the vehicles.

The Switch EV research team have equipped all the vehicles with loggers that track the vehicles and how they are driven 24 hours a day. They also track where the cars are charged and how much energy they are consuming. The team will also be meeting with the drivers to understand their experiences with the cars and judge their suitability and the potential barriers to their mass adoption. The findings from the trial will be shared with the TSB to help them build the national picture and will also be used by the consortium partners to confirm & improve their EV offering.

The Company used the project to develop new Drive Trains and unique Battery Management Systems to convert the extremely complex 4 x 4 Range Rover vehicle in to a zero emission vehicle.

In November 2010 The Company entered and successfully completed the Royal Automobile Club's first annual "Future Car Challenge" where we drove both of our electric Range Rovers from Bristol to London, ending with an exciting public display on Regent Street in London. In addition, we also displayed the vehicle at the House of Lords and held meetings with and provided test drives to several Lords.

On December 30, 2010 the Company acquired 63,729 Class A ordinary shares in Avid Group (an electric automotive group based in the North East of England) at a cost of £100,000 equivalent to $154,579.

In May 2011, the Company signed an agreement with Navistar LLC, a $15 billion turnover US truck manufacturer, to provide development services for an existing model of electric truck sold by them in North America (E Star), and after-sales support for 52 electric trucks operated by their customers in Europe.

In order to satisfy the requirements of this agreement the Company recruited the engineering team of the now defunct Modec business in the UK. The Company created a wholly owned subsidiary called LEC2 Limited which was incorporated on 10th May 2011 in England and Wales with the registered number 07628596 into which the previous Modec engineering team was placed.

The LEC2 Limited business has ten staff and is based in Coventry England. It has two operational divisions -- Liberty E-Tech and Liberty E-Care.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Liberty E-Tech provides support to Electric Vehicle manufacturers. Liberty E-Tech’s know how covers all electric vehicle development phases from the initial feasibility studies to electric vehicle design and concept, prototype build, pre-production tests and validation including full homologation to all international standards for passenger electric cars and commercial electric vehicles. Liberty e-tech’s core competencies include…

•

Systems specification and integration: Functional specification of vehicle systems, using unified modelling language (UML), and systems modelling language (SysML) to promote the generation of bug-free and unambiguous requirements.

•

Diagnosis specification of vehicle systems, based on unified diagnostic services (ISO 14229 -1:2006) and unified diagnostic services over controller area networks (ISO 15765-X:2004)

•

Vehicle architecture design, using controller area network buses (CAN buses, ISO11898), and local interconnect network sub-bus (LIN sub-bus)

•

Simulation of electronic circuits

•

Vehicle System Design Specification

•

Design and DFMEA

•

Full Prototype build and testing

•

DVP, Test & Validation

•

Support and planning of type approval / homologation activities

•

IPR registry

•

Assistance with Grant applications for early stage research and development work right up to full prototype evaluation and testing.

•

System safety analysis expertise in: Potential failure modes and effects analysis for design and system level (D-FMEA and S-FMEA), to AIAG process including boundary identification and documentation, functional breakdown, block diagrams, interface diagrams, parameter diagrams (P-diagrams), Screen plots for targeting of RPNs after identification of critical and significant characteristics, functional hazard analysis.

•

Diagnostics system specification for manufacturing systems, including SQL database tie-ins to production systems to accommodate product options and for storage of results in the main production management system.

The company are currently working on

•

a serial hybrid solution – “plug and play” which can be removed from the vehicle when not in use and for which a patent application has been made;

•

Bug-e, an Electric sports vehicle solution aimed at the younger market (so called Generation “Y”) providing fun and safety in the spirit of the “Beach Buggy”;

•

Next generation pure electric delivery truck in the 3.5t to 7.5t GVW category.

•

A testing program for an EV van in conjunction with a major car manufacturer

•

Developing new “rare earth metal free” Electric motors in a Govt. sponsored program.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Liberty E-Care provides a full package of after sales support for all types of electric vehicles, and has contracts with several global companies to provide its services.

The Liberty E-Care team was created from the merger of the Liberty Electric Car support team and the Modec Service operation, which collectively had over 250 electric vehicles in the market across Europe. The combined team has over 200 man years of experience in automotive engineering, and 70 man years specifically in the EV sector. This unmatched level of knowledge and experience equips the team to supply the very highest level of service and support for all types of Electric Vehicles.

Liberty E-Care has recently launched a membership support programme called “The Club”. For an annual membership fee, the owner of an electric vehicle can access our highly skilled operators via a telephone hotline, receive software updates as and when required, and, in the case of an intervention, avoid paying a call out fee. The Liberty E-Care team is field based and thus intervention takes place at the owner’s location reducing down time.

Liberty E – Care is staffed by skilled EV technicians with years of experience, capable of diagnosing and repairing everything on an EV from the battery to the motors, from the software to the traction controllers, and much of it remotely due to proprietary remote diagnostic tools. E – Care will soon have the ability to overhaul and upgrade battery packs providing them with a second and third life as an EV energy source

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) all valid transactions are recorded and (3) transactions are recorded in the period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in managements’ estimates or assumptions could have a material impact on the Company’s financial condition and results of operations during the period in which such changes occurred.  Actual results could differ from those estimates. The Company’s financial statements reflect all adjustments that management believes are necessary for the fair presentation of their financial condition and results of operations for the periods presented.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is carried at the expected net realizable value. The allowance for doubtful accounts, when determined, will be based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivables. If there were a deterioration of a major customer's creditworthiness, or actual defaults were higher than historical experience, our estimates of the recoverability of the amounts due to us could be overstated, which could have a negative impact on operations.  The Company has accounts receivable in the amount of $318,792 and $50,864 as of December 31, 2011 and 2010, respectively.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Grant Receivable

As part of the Electric Vehicle Accelerated Development in the North East (Evadine) project Liberty Electric Cars Limited was entitled to receive a contribution of up to 42% towards the cost of the development of the two zero emission Electric range Rovers. These funds were claimed quarterly and as of December 31, 2011 no amount was outstanding. There was $279,808 outstanding as of December 31, 2010.

Investment

On December 30, 2010 Liberty Electric Cars Limited entered into an arrangement to invest in the Avid Group (a group of companies in the North East of England who were also part of the Evadine trials and were developing their own Electric vehicles). The investment was for strategic purposes. The Company paid them $154,679 and received in exchange 63,729 Class A ordinary Shares equivalent to 3.75% of Avid Group. These shares have preferred status and rank above all other non-A ordinary class shares.  The investment in Avid Group was 154,531 and 154,679 for the year ended December 31, 2011 and December 31, 2010, respectively.  Moreover, the Company also invested $224,070 in OEC Group Limited (a niche vehicle company) during Year 2011 to secure an option to purchase the right to acquire 100% of the company in the future.  The total investment as of December 31, 2011 and December 31, 2010 was $378,601 and $154,679, respectively.

Property, Plant and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Depreciation is computed for financial statement purposes on a straight-line basis over estimated useful lives of the related assets. The estimated useful lives of depreciable assets are:

Estimated Useful Lives
Office Equipment	5 years
Electrical Equipment	5 years
Workshop Machinery and Equipment	5 years
Motor Vehicles	5 years
Building improvement	Terms of lease

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. For financial statements purposes, depreciation is computed under the straight-line method.

Depreciation expense included as a charge to general and administrative expense was $28,690 and $0 for the year ended December 31, 2011 and 2010, respectively.

Accounts Payable

The Company has accounts payable in the amount of $133,721 as of December 31, 2011. The Company does not have account payable on December 31, 2010.

Revenue Recognition

Vehicle Builds

The Company builds electric vehicles for clients. These clients are being progressively billed as the projects proceed and revenues can then be better matched with expenses spent during these periods. Revenues from consultancy services are recognized when all services have been rendered and collectability is reasonably assured.

Grant Income

Grant income is not recognized until grant claim has been submitted and approved by Government representatives.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

E-tech services

Revenues from consultancy services are recognized only when all services have been rendered and collectability is reasonably assured.

E-Care services

Revenues from maintenance, repair, and overhaul services are recognized once the work is complete and the customer is satisfied.

Advertising

Advertising expenses are recorded as sales and marketing expenses when they are incurred. There were $14,360 and $48,631 in advertising expenses for the years ended December 31, 2011 and 2010, respectively.

Research and Development

All research and development costs are expensed as incurred. There were $741,744 and $1,394,107 in research and development expenses for the years ended December 31, 2011 and 2010, respectively.

Income Tax

We are subject to income taxes in the U.S. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Operating Leases

Since the use of the leased vehicle was strictly for research and development purpose, operating lease rentals are charged to the research and development account on a straight line basis over the term of the lease.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments, which are also recognized as a separate component of stockholders’ equity. Comprehensive income as of December 31, 2011 and December 31, 2010 consists of the following components, net of related tax effects:

	December 31, 2011	December 31, 2010
Net loss	$(686,793)	$(752,753)
Change in unrealized loss on foreign currency translation adjustments, net of tax effect	11,246	5,717

Comprehensive loss	$(675,519)	$(747,036)

Foreign Currency Translations

Transactions involving foreign currencies are recorded at the sterling rate of exchange on the date of each transaction. Resulting foreign exchange gains and losses are recognized in the profit and loss account as they arise (for settled and unsettled transactions). The Company uses the British Pound (GBP) as its functional currency.  When the local currency is the functional currency, gains and losses from translation of GBP into US dollars is recorded as a separate component of other comprehensive income (loss) in stockholders’ equity.

Fair Value Measurements

Effective beginning second quarter 2010, the FASB ASC Topic 825, Financial Instruments, requires disclosures about fair value of financial instruments in quarterly reports as well as in annual reports. For the Company, this statement applies to certain investments and long-term debt. Also, the FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Various inputs are considered when determining the value of the Company’s investments and long-term debt. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•

Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets.

•

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc…).

•

Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments).

The Company’s adoption of FASB ASC Topic 825 did not have a material impact on the company’s financial statements.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. The Company has financial assets as an investment carried at fair value on a recurring basis at December 31, 2011.

The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment. As of December 31, 2011 and 2010, the Company has assets in cash, accounts and accounts receivables, and investment. Management believes that they are being presented at their fair market value.

Basic and Diluted Earnings Per Share

Basic earnings per share are based on the weighted-average number of shares of common stock outstanding. Diluted Earnings per share is based on the weighted-average number of shares of common stock outstanding adjusted for the effects of common stock that may be issued as a result of the following types of potentially dilutive instruments:

•

Warrants,

•

Employee stock options, and

•

Other equity awards, which include long-term incentive awards.

The FASB ASC Topic 260, Earnings per Share, requires the Company to include additional shares in the computation of earnings per share, assuming dilution.

Diluted earnings per share are based on the assumption that all dilutive options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the time of issuance, and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic and diluted earnings per share are the same as there was no dilutive effect of outstanding stock options for the years ended December 31, 2011 and 2010.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

The following is a reconciliation of basic and diluted earnings per share for 2011 and 2010:

	Year Ended December 31,
	2011	2010
Numerator:
Net loss available to common shareholders	$686,793	$752,753
Denominator:
Weighted average shares – basic	22,968,281	17,657,383
Net loss per share – basic and diluted	$0.03	$0.04

Concentrations, Risks, and Uncertainties

The majority of the Company’s gross sales in 2011 came from its contract with Navistar which was a concentration of business with suppliers or customers constituting greater than 10%. The company received approximately 42% and 73% of its revenue through government funding for the year ended December 31, 2011 and December 31, 2010, respectively.  The company would bear a concentration risk should the company lose the Navistar contract.

Stock Based Compensation

For purposes of determining the variables used in the calculation of stock compensation expense under the provisions of FASB ASC Topic 505, “Equity” and FASB ASC Topic 718, “Compensation — Stock Compensation,” we perform an analysis of current market data and historical company data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our statement of operations and other comprehensive income. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our financial statements.

Reclassifications

Certain financial statement items have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on previously reported net loss.

NOTE 2 - RECENTLY ENACTED ACCOUNTING STANDARDS

In April 2011, the FASB issued ASU 2011-02, “Receivables (Topic 310) A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”.  The update clarifies the guidance on a creditor’s evaluation of whether it has granted a concession as well as clarifying the guidance when a creditor’s evaluation of whether a debtor is experiencing financial difficulties.  The guidance clarifies when a Company should record impairment due to concessions or the financial difficulties of the debtor.  The new standard is effective for fiscal years and interim periods ending after June 15, 2011.  The guidance should be applied retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption.  The adoption did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2011, the FASB issued ASU 2011-03, “Transfers and Servicing (Topic 860) Reconsideration of Effective Control for Repurchase Agreements”.  ASU 2011-03 applies to transactions where the seller transfers financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity.  The amendments in this guidance remove from the assessment of effective control the criteria requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms even in the event of default by the transferee and the collateral maintenance guidance related to that criterion.  The new standard is effective for fiscal years and interim periods ending after December 15, 2011 and should be applied on a prospective basis.  The adoption does not have a material effect on the Company’s consolidated financial position or results of operations.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

In May 2011, the FASB issued new accounting guidance that amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. Early application is not permitted for public companies. The Company will adopt this guidance upon its effective date for periods beginning after December 15, 2011 and does not anticipate that this adoption will have a significant impact on the Company’s financial position or results of operations.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, “Comprehensive Income (Topic 220), and Presentation of Comprehensive Income”.  ASU 2011-05 amends the presentation of other comprehensive income and the Statement of Consolidated Operations. Under this amendment, entities will be required to present the total of comprehensive income, the components of net income,  and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Regardless of which reporting option is selected, the Company is required to present on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented.   The current option to report other comprehensive income and its components in the statement of changes in equity has been eliminated. This amendment will be effective for the Company on January 1, 2012 and full retrospective application is required. The Company does not anticipate that this amendment will have a material impact on its financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other current assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading, or seeking protection from creditors pursuant to laws or regulations. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Management expects to continue converting and selling electrical vehicles. Currently the Company has yet to establish a stable sales channel. Management is not currently limiting the Company’s development in Europe only. It is looking to expand its contract with customers from as far as China. Management, while not especially experienced in matters relating to public company management, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company’s shareholders, in accomplishing the business purposes of the Company.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

During the next year, the Company’s foreseeable cash requirements will relate to continual development of the operations of its business, maintaining its good standing and making the requisite filings with the Securities and Exchange Commission, and the payment of expenses associated with research and development. The Company may experience a cash shortfall and be required to raise additional capital.

Historically, it has mostly relied upon internally generated funds and funds from the sale of shares of stock to finance its operations and growth. Management may raise additional capital through future public or private offerings of the Company’s stock or through loans from private investors, although there can be no assurance that it will be able to obtain such financing. The Company’s failure to do so could have a material and adverse affect upon it and its shareholders.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

In the past year, the Company funded operations by using cash proceeds received through government grants, consultancy income, related party loans, and the issuance of common stock. For the coming year, the Company plans to continue to fund the Company through government grants, consultancy income, debt and securities sales and issuances until the company generates enough revenues through the operations as stated above.

Furthermore, the company spent a number of years reviewing opportunities in the electric vehicle sector before joining the Electric Vehicle Accelerated Development in the North East (Evadine) project on June 1, 2009. The United Kingdom Department for Transport expect that sales of electric vehicles (EVs) and plug in hybrid vehicles (PHEVs) in the UK could reach 1,500,000 by 2030, and the Evadine project is one of several to act as a trailblazer prior to wider scale adoption of electric vehicles across the UK.

NOTE 4 – VEHICLE DEPOSIT

On October 20, 2010, the Company received its first order for a zero emission fully electric Range Rover. The customer paid a deposit of $69,606 with the order.  As of December 31, 2011, the outstanding vehicle deposit was $69,539.

NOTE 5 – SALARY PAYABLE

	2011	2010

Barry Shrier as the Company's Chairman has provided services on a deferred basis at no interest. The amounts outstanding at year-end are:	$298,394	$$232,565

Ian Hobday as the Company's Managing Director has provided services on a deferred basis at no Interest. The amounts outstanding at year end are:	285,766	172,758

Darren West as the Company's Finance Director was appointed a director on October 12, 2010 and has provided services on a deferred basis at no Interest. The amounts outstanding at year end are:	206,610	61,872

Paul Lilley joined the Company as Finance Director on June 2, 2009 and resigned on November 19, 2009. He provided his services on a deferred basis at no interest. The amounts outstanding at year end are:	16,921	58,779

Roger Knight joined the Company as Sales Director on May 14, 2009 and resigned on December 23, 2010. He provided his services on a deferred basis at no interest. The amounts outstanding at year end are:	59,494	59,551

Petra Beitl as the Company's head of Marketing has provided services on a deferred basis at no Interest. The amounts outstanding at year end are:	186,299	94,079

Nick Jones as a technical consultant for the Company has provided services on a deferred basis at no Interest. The amounts outstanding at year end are:	15,536	15,550

Stewart Mckee as a marketing consultant for the Company provided services on a deferred basis at no Interest. The amounts outstanding at year end are:	-	-

Nash Automotive Solutions Limited was a technical consultant for the Company who provided services on a deferred basis at no Interest. The amounts outstanding at year end are:	-	-

Total	$1,069,020	$695,154

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 6 – LEASE PAYABLE

The Company has acquired a vehicle through capital lease on January 3, 2009. The Company was to repay the $14,473 lease amount with an interest rate of 10.74% per annum with a total of 33 payments. A final balloon payment will be due on February 28, 2012.

Minimum Future Payments:

2012	3,706
Total	$3,706

NOTE 7 - SUPPLEMENTAL CASH FLOW INFORMATION

Interest was paid by cash in the amount of $958 and $943 during the year of 2011 and 2010. The interest was related to the Range Rover leasing. No amounts were paid for income tax for the years ended

NOTE 8 – NET LOSS PER COMMON SHARE

Net income (loss) per share is calculated in accordance with ASC 260-10 using the weighted average number of common shares outstanding during the year.

The computation of diluted income (loss) per common share is based on the weighted average number of shares outstanding during the year, plus common stock equivalents calculated under the treasury stock method. The Company has no stock options or warrants outstanding.

The Company’s basic and diluted net loss per share of common stock for the years ended December 31, 2011 and 2010 is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

Weighted average shares outstanding are 22,968,281 and 17,657,383 as of December 31, 2011 and 2010. Net loss applicable to common shareholders is 686,793 and $752,753 as of December 31, 2011 and December 31, 2010, respectively. The resulting EPS is negative $0.03 for 2011 and negative $0.04 for 2010.

NOTE 9 – CAPITAL STOCK

The Company has authorized 25,000,000 shares of par value $.000015 common stock, of which 29,726,669 and 18,048,805 shares are outstanding as of December 31, 2011 and 2010, respectively.

On various dates in 2011, the Company has issued through private placement a total of 11,677,864 shares of common stock in exchange for $65,108 resulting $189 in common stock and $64,919 as additional paid-in capital.

On various dates in 2010, the Company has issued through private placement a total of 1,275,509 shares of common stock in exchange for $775,276 resulting $20 in common stock and $775,256 as additional paid-in capital.

NOTE 10 – FAIR VALUE MEASUREMENTS

The Company follows applicable accounting guidance for its fair value measurements. The guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data substantially for the full term of the assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that is significant to the measurement of fair value of assets or liabilities.

LIBERTY ELECTRIC CARS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Determination of Fair Value

Cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2011, none of the Company’s cash balances were invested in financial instruments. The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis which were comprised of the following types of instruments as of December 31, 2011:

As of December 31, 2011
	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash (1)	$35,449	$35,449

(1)  Included in Cash and cash equivalents on the Company’s Condensed Consolidated Balance Sheets.

Cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The types of instruments valued based on quoted market prices in active markets include money market securities. The Company reviewed its financial and non-financial assets and liabilities for the year ended December 31, 2011 and concluded that there were no material impairment charges during each of these periods.

NOTE 11 – NOTES PAYABLE

On October 21, 2011, the Company signed an unsecured convertible promissory note to an outside lender to borrow up to 116,812.50 GBP at 12% simple annual interest rate with a conversion rate of 0.15 GBP per share and the principal balance with accrued interest of this note was payable on October 20, 2012.  The number of shares to be issued by the outside lender will be equal to the amount of the loan from time to time together with any accrued interest divided by 0.15 GBP per share.  As of December 31, 2011, the outstanding balance with the total accrued interest was $71,185.  No shares were issued to the outside lender and no interest was paid as of December 31, 2011.

Unsecured promissory notes payable

$69,539

Accrued interest expense as of 12/31/11

$1,646

NOTE 12 – SUBSEQUENT EVENTS

On 30th January 2012 Liberty Electric Cars was accepted for the DELIVER project which sees it participating together with Volkswagen, Fiat, Michelin, IKA and HPL Proto in the prestigious EU program to design fully electric light commercial vehicles with the goal to reduce the environmental impact in urban areas. The DELIVER project is co-funded by the European Community’s 7th Framework program.

On 14th March 2012 Liberty received an award of funding from the Technology Strategy Board in the UK for the development of a rare earth free electric vehicle motor technology. The project “MOTORE” will provide a sustainable and affordable solution for EV motor production that is central to meeting the future demand for widespread electrification of road vehicles. By using an innovative hybrid material comprising laminate and soft magnetic materials, novel motor topology and power electronics and performance monitoring the motor will provide a sustainable replacement of the permanent magnet motors used today.

In March 2012, Navistar LLC, a $15 billion turnover US truck manufacturer, renewed its Purchase orders for LEC2 limited to provide development services for an existing model of electric truck sold by them in North America (E Star), and after-sales support for 52 electric trucks operated by their customers in Europe.

The Company evaluated all events or transactions that occurred after December 31, 2011 through the date of this filing. The Company determined that it does not have any other subsequent event requiring recording or disclosure in the financial statements for the years ended December 31, 2011 and 2010.